

November 18, 2010

Kenneth Bosket
Chief Executive Officer
Crown Equity Holdings Inc.
5440 West Sahara, Suite 205
Las Vegas, NV 89146

Re: **Crown Equity Holdings Inc.**
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed March 9, 2010
Form 10-Q for Fiscal Quarter Ended March 31, 2010
Filed May 5, 2010
Form 10-Q/A for Fiscal Quarter Ended June 30, 2010
Filed August 10, 2010
Form 10-Q for Fiscal Quarter Ended September 30, 2010
File No. 000-29935

Dear Mr. Bosket:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

General

1. Your website does not appear to include all of the reports that have been filed pursuant to Section 16 of the Securities Exchange Act within the last 12 months with respect to your equity securities, nor is there a hyperlink clearly captioned that leads directly to such reports or a list of them. Please revise your website accordingly. Please see Securities Exchange Act Section 16(a), Securities Exchange Act Rule 16a-3(k), and Securities Release 33-8230, Section II.B (May 7, 2003).

Item 1. Business

A) General

2. We note your statement that you use "the trade name 'Crown Trading Systems,'" and that you entered into "reseller and distribution agreements with over 30 wholesale and retail computer components to sell [your] products on CTS's website, www.crowntradingsystems.com." It does not appear that products are available for sale on CTS's website. Please clarify the extent to which your business is involved in the sale of products on CTS's website and how these sales occur.

3. Your disclosure in this section does not clearly indicate exactly what line of business you are currently engaged. We note your statement that you offer your "services to domestic and global companies seeking to become public entities" and that in 2009, you "re-focused [your] primary vision to using [your] network of Websites in providing advertising and marketing services, as a worldwide online media advertising publisher, dedicated to the distribution of quality branding information," however, it is not clear what services you provide or, if applicable, what products you sell (see comment above). Please clearly describe your business and the principal products or services and the markets you serve. For example, we note your disclosure in your Results of Operations section in your Form 10-Q for the quarterly period ending September 30, 2009 that "revenue increases in 2009 are from a license sale of $250,000 and increased revenue from services of approximately $168,000" as well as a press release dated August 21, 2009 that "[you] announced the other day that [you] entered into a license agreement with Velvet International, Inc., worth $250,000…Proceeds from the contract will be put back into further developments of [your] trading software." In your revised business section, please discuss this license agreement and its role in your operations. If applicable and to the extent material to an understanding of your company, please also disclose:

    - the distribution methods of your products or services;
    - any dependence on one or a few major customers;
    - patents, trademarks, licenses or royalty agreements including duration; and
    - an estimate of the amount spent during each of the last two fiscal years on research and development activities and, if applicable, the extent to which the cost of such activities is borne directly by customers.

    Please see Items 101(h)(4)(i), 101(h)(4)(ii), 101(h)(4)(vi), 101(h)(4)(vii) and 101(h)(4)(x) of Regulation S-K.

Item 5. Market for Registrant's Common Equity and Related Shareholder Matters

4. Please provide the high and low quarterly bid prices for the two most recent fiscal years. Please see Item 201(a)(1)(iii) of Regulation S-K.

Item 7. Management's Discussion and Analysis or Plan of Operation

Overview

5. Please enhance your disclosure to discuss your current expectations regarding overall revenue growth for at least the current calendar year. In this discussion, please also provide whether you expect your financial position to remain at its current level or to increase or decrease. For example, we note your statement in a June 28 and September 15, 2010 press release by Mr. Bosket that "[y]our goal for 2010 is to have all CRWE's clients' press releases, articles and news content published in every major financial country's native language, as well as within cities of every state of [y]our country." Please elaborate on how achievement of this goal will impact your Liquidity and Capital Resources and Results of Operations.

6. In the last paragraph of the Overview section you state you will attempt to carry out your business plan as discussed below. In the section that follows, Liquidity and Capital Resources, you state in the last paragraph that you will attempt to carry out your plan of business as discussed above. We could not locate a discussion of your business plan or a clear explanation of your current operations. You also state you cannot predict to what extent your lack of liquidity and capital resources will hinder your business plan prior to the consummation of a business combination; that you will need additional capital to fund that proposed operation; and then you state you are active in your business. Please substantially revise your Overview to establish a context that will enhance a reader's understanding of your discussion of Results of Operations and Liquidity and Capital Resources as well as your prospects for the future. This comment also applies to your Form 10-Qs for the periods ending March 31, 2010 and June 30, 2010.

Liquidity and Capital Resources

7. We note your statement that "there exist no agreements or understandings with regard to loan agreements by or with the Officers, Directors, principals, affiliates or shareholders of the Company." We further note your disclosure in Note 6 discussing your notes payable to Montse Zaman and a company controlled by a related party, both with outstanding balances and due in November of 2012. Please clarify or revise.

8. In your Liquidity and Capital Resources section as well as Results of Operations, you state the changes between periods. The dollar amounts you disclose repeats information that is available from the face of the financial statements. Please revise your discussion to explain the reasons for period-to-period changes. In this regard, where you identify intermediate causes of change in your operating results, please be sure to fully describe the reasons underlying these causes. Finally, where changes in items are caused by more than one factor, please quantify the effect of each factor on the change. Please see Item 303 of Regulation S-K and SEC Release No. 33-8350. As examples only, please describe the nature of the operations from which you were able to generate revenues in

2009 and the nature of the expenses incurred. Please explain to us and clarify in your disclosures why cost of revenues was only $2,805 on revenues of $659,907. Please also quantify and describe the nature of the general and administrative services provided by consultants and contractors. This comment also applies to your Form 10-Qs for the periods ending March 31, 2010, June 30, 2010 and September 30, 2010.

9. Please provide a discussion addressing your liquidity on both a short term and long term basis. Please see the instructions to Item 303(a) of Regulation S-K. Specifically, please address your ability to meet your cash needs for the next 12 months as well as the long-term in light of any anticipated capital expenditures, payments on long-term obligations and commitments. In this regard, please also address the impact on your liquidity of accepting restricted securities as payment for services rendered. The discussion should also include an evaluation of the certainty of cash flows. This comment also applies to your Form 10-Qs for the periods ending March 31, 2010, June 30, 2010 and September 30, 2010.

Results of Operation

10. We note a significant increase in your revenues from 2008 and 2009. Please enhance your disclosure here to provide the underlying reasons for this increase as well as their reasonably likely impact on future cash flows and cash management decisions. Please see Item 303 of Regulation S-K and SEC Release Nos. 33-8350 and 33-6835. This comment also applies to your Form 10-Qs for the periods ending March 31, 2010, June 30, 2010 and September 30, 2010.

Item. 9a Controls & Procedures

11. You only refer to one aspect of disclosure controls and procedures while omitting the reference to information being recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission. The definition of disclosure controls and procedures is not required; however if you choose to define the term, you must include the entire definition from Exchange Act Rule 13a-15(e). Please revise. This comment also applies to your Form 10-Qs for the periods ending March 31, 2010, June 30, 2010 and September 30, 2010.

Item 10. Directors, Executive Officers, Promoters and Control Persons; Compliance with Section 16(a) of the Exchange Act.

12. We note your statement that the business experience you provide for your directors and executive officers are for "at least the last five years...indicating their principal occupations and employment during that period." However, it appears that there are still gaps in several of your principal executive officers' and directors' biographies. For example, please specify the type of business and development Mr. Saucedo-Bardan has been involved in from 2005 to 2010 as well as his position at that business. Please also

provide Ms. Zaman's principal occupation and employment after her employment with
Zaman & Company as well as Mr. Onoue's principal occupation and employment since
August 2009. Please see Item 401(e) of Regulation S-K.

13. For each director, please briefly discuss the specific experience, qualifications, attributes
or skills that led to the conclusion that the person should serve as a director. Please see
Rule 401(e)(1) of Regulation S-K.

14. Please disclose whether you have adopted a code of ethics that applies to your principal
executive officer, principal financial officer, principal accounting officer or controller, or
persons performing similar functions. If you have not adopted a code of ethics, explain
why you have not done so. Please see Item 406 of Regulation S-K.

Item 11. Executive Compensation

15. We note your statement that in fiscal 2009, you paid four officers "an aggregate of
$61,750 plus issued 2,270,000 shares of common stock worth $227,000 for an aggregate
value of $288,750 for their services." Please provide the information required by Items
402(n) and 402(p) of Regulation S-K.

16. We note your statement in this section that as of December 31, 2009, 2,981,000 shares
had been issued under your Consultants and Employees Stock Plan. We further note
your statement in Note 5 that 3,371,000 shares had been issued under this plan. Please
clarify or revise.

Item 12. Security Ownership of Certain Beneficial Owners and Management

17. Please disclose the person(s) who, directly or indirectly, have or share voting and/or
investment power with respect to the shares held by Crown Marketing Corporation.
Please see Instruction 2 to Item 403 of Regulation S-K.

18. We note your statement in Item 11 that in 2007, you adopted the Crown Equity Holdings,
Inc. Consultants and Employees Stock Plan. In an appropriate place in your annual
report, please provide the disclosure required by Item 201(d) of Regulation S-K.

Item 13. Certain Relationships and Related Transactions

19. Please provide the disclosure required by Item 404(d) of Regulation S-K for those related
party transactions discussed in Note 6 – Related Party Transactions.

20. In an appropriate place in your annual report, please provide the information required by
Item 407(a) of Regulation S-K.

Item 13. Exhibits and Reports on Form 8-K

21. Your exhibit list should include, and you should file or incorporate by reference, the documents required in Item 601(b) of Regulation S-K, including your charter and bylaw documents as well as any material agreements. Please also file your license agreement with Velvet International, Inc. as a material contract or tell us why you believe this is unnecessary. Please see Item 601 of Regulation S-K.   This comment also applies to your Form 10-Qs for the periods ending March 31, 2010, June 30, 2010 and September 30, 2010.

22. We note your reference to a Form 8-K filed on October 1, 2009. It appears you are referencing your Form 8-K filed on October 6, 2009 discussing a change in control where your majority shareholder entered into a stock purchase agreement with Crown Marketing Corporation. We further note your statement in your Form 10-Q for the quarterly period ending September 30, 2009 that "[a]s part of the merger agreement effective August 4, 2009 between Crown Partners, Inc and TaxMasters, Inc all outstanding balances due from Crown Equity to TaxMasters (Crown Partners) were forgiven. Just prior to the merger, Crown Equity owed Crown Partners $50,167 in advances and $55,897 in accounts payable." To the extent this stock purchase or merger agreement are material to your company, please file them as an exhibit. Please see Item 601(b)(10) of Regulation S-K.

Report of Independent Registered Public Accounting Firm

23. The audit report does not appear to include a signature. Please confirm to us that you received a signed report from MaloneBailey, LLP. Please ensure that audit reports included in future filings indicate a signature. Please see Rule 302 of Regulation S-T and Section 5.1.2 of Volume II of the EDGAR Filer Manual.

Statement of Stockholder's Equity

24. Please explain to us the item "Common stock issued at greater than market value to related parties" in the amount of $8,700 and tell us why no shares are reflected as having been issued. We may have further comment.

Statement of Cash Flows

25. We note you present "common stock issued as services" as a significant added back adjustment to your net income (loss) in the operating activities section of the cash flow statements. In this regard, please explain to us why this apparent non-cash line item was presented as an adjustment rather than a non-cash disclosure to the cash flow statement or revise.

Note 1 – Nature of Business and Summary of Accounting Policies

Stock Based Compensation

26. Please expand your disclosure to state your method of estimating fair value for employee equity awards. Please see FASB ASC 718-10-50.

Revenue recognition

27. Please tell us and revise your disclosures to include whether your stated shipping terms are FOB shipping point pursuant to your sales agreements with customers. Please also tell us and disclose when title passes to the customer and explain to us your return policy. If your sales agreements do not specify when title passes, please explain to us why revenue recognition is appropriate upon shipment rather than upon delivery to and acceptance by the customer. Please see SAB 104.

28. Please revise your disclosure for each revenue stream to separately disclose the following information:
    • A description of the type, nature and terms of the revenue-generating transactions with respect to each product and service; and,
    • The specific revenue recognition policy including the manner in which you recognize revenue.
    Please see FASB ASC 235-10-50 for additional guidance.

29. You indicate you generate revenue from product sales, technology licenses and services. Please explain to us whether or not you engage in arrangements with multiple deliverables and, if so, what consideration was given to FASB ASC 605-25.

30. We note contract revenues include collaboration agreements. Please revise to provide the disclosures required by FASB ASC 808-10-50.

31. Please expand your disclosures to state the amount of gross revenues you recognized from non-monetary transactions. Please see FASB ASC 845-10-50. Please also revise the disclosures to your interim quarterly reports.

Marketable Securities

32. We note you elected the fair value option for your marketable securities. Please disclose your reasons for electing the fair value option and revise your notes to the financial statements to provide the disclosures required by FASB ASC 825-10-50-28 to 32. This comment also applies to your Form 10-Qs for the periods ending March 31, 2010 and June 30, 2010.

Note 2 – Going Concern

33. We note your auditor has referred to this footnote for a description of your financial difficulties and plans to overcome those difficulties. You state here that unless profitability and increase in shareholders' equity continues, your conditions raise doubt as to your ability to continue as a going concern. Please revise to describe your plan to overcome your financial difficulties, including as applicable, your plans for achieving profitability and increasing shareholders' equity. Please see Financial Reporting Codification 607.02.

Note 5 – Common Stock

34. Please disclose your accounting policy for non-employee stock compensation as well as the disclosures required by FASB ASC 505-50-1.

Note 6 – Related Party Transactions

35. We note you paid related parties cash and issued stock for services. Please expand your disclosure to describe the nature of the services provided. Please see FASB ASC 850-10- 50.

Exhibit 31.1

36. Your certifications should appear exactly as set forth in Item 601(b)(31) of Regulation S-K. Your alteration in paragraph 4(c) of Mr. Holden's certification of "conclusions" to "conclusion" is not permissible. Also, your alteration in Messrs. Holden and Bosket's certification of "officer(s)" to "officer" in paragraphs 4 and 5 is not permissible. Please revise in future filings. This comment also applies to the certifications for both Messrs. Holden and Bosket filed with your Form 10-Qs for the periods ending March 31, 2010, June 30, 2010 and September 30, 2010.

Form 10-Q for Fiscal Quarters Ended March 31, 2010, June 30, 2010 and September 30, 2010

Item 4T: Controls and Procedures

(a) Evaluation of Disclosure Controls and Procedures

37. We note your statement in your Form 10-Ks for fiscal years ending December 31, 2007, 2008 and 2009 as well as your Form 10-Qs for the periods ending March 31, 2010 and June 30, 2010 that management concluded that there is a material weakness in your internal control over financial reporting. We further note your statements that this material weakness relates to the lack of segregation of duties in financial reporting and is "due to the [your] lack of working capital to hire additional staff. To remedy this

material weakness, [you] intend to engage another accountant to assist with financial reporting as soon as [y]our finances will allow." Given the increase in your working capital for the fiscal year ending December 31, 2009 as well as your quarterly periods ending March 31, 2010 and June 30, 2010, please expand upon your discussion regarding the steps you intend to take, clarify the procedures you plan to implement, and disclose your overall progress in addressing this material weakness.

Changes in Internal Control over Financial Reporting

38. We note your statement that "[e]xcept as noted above, there have been no changes in our internal control over financial reporting." Please either note the exceptions or remove the phrase "except as noted above." We reissue comment 11 in our letter dated November 30, 2009 and comment 7 in our letter dated January 5, 2010.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Donna Di Silvio, Staff Accountant, at (202) 551-3202 or me at (202) 551-3377 if you have questions regarding comments on the financial statements and related matters. Please contact Angie Kim, Attorney Advisor, at (202) 551-3535, or Mara Ransom, Legal Branch Chief, at (202) 551-3264 with any other questions.

Sincerely,

Andrew Mew
Accounting Branch Chief